Filer:  Phone.com, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                              Commission File No. 000-25687


The following is a Call Script and Q&A presented to customer service representatives:

                           CALL SCRIPT GUIDELINES

INTRODUCE YOURSELF, THEN SAY:

"I AM CALLING TO LET YOU KNOW ABOUT AN EXCITING ANNOUNCEMENT WE MADE TODAY. THIS MORNING WE ANNOUNCED A MERGER WITH SILVER. ONCE APPROVED, WE WILL BECOME THE LEADING PROVIDER OF CARRIER-CLASS SOFTWARE FOR COMMUNICATIONS SERVICE PROVIDERS".

INTRODUCE SILVER, BY SAYING:

"AS YOU MAY KNOW, SILVER IS A $5B COMPANY. THEY ARE A WORLD CLASS PROVIDER OF SCALABLE INTERNET INFRASTRUCTURE SOLUTIONS, INCLUDING MESSAGING AND DIRECTORY. THEY SUPPLY E-MAIL SERVERS TO BRITISH TELECOM, SPRINT, AT&T AND VERIZON AND ALMOST EVERYBODY ELSE WHO NEEDS TO SERVE MILLIONS OF CUSTOMERS. :

o        LARGEST CUSTOMER IS = AT&T WORLD NET SERVICE

o        NUMBER OF EMPLOYEES = 500+

o        NUMBER OF MAILBOXES SOLD = 116M

KEY BENEFITS OF THE MERGER:

1) THE COMBINATION OF PLATINUM AND SILVER WILL CREATE THE LEADING GLOBAL PROVIDER OF CARRIER-CLASS SOFTWARE FOR IP-BASED COMMUNICATIONS SERVICE PROVIDERS.

      >> The leading provider and first-mover advantage in the IP- Based communication infrastructure software sector

      >> The combined company will be uniquely positioned to capitalize on the convergence of wireless, wireline, broadband and ISP providers.

      >> The new company will serve as a "one-stop-shop" for software solutions for the full spectrum of communications providers.

      >> Together, we offer an unparalleled suite of robust, massively scalable software platform and applications, including unified messaging, directory services, mobile access gateways, voice processing, synchronization, and instant messaging.

      >> The combined strength of the new company will lead the path towards standardizing the formation of the IP-based communications universe - IMAP4, LDAP, WAP, XML, C-HTML, VoxML and SyncML.


2)       THE COMBINED COMPANY BRINGS TOGETHER THE INDUSTRY'S TOP-TALENT.

      >> The combined company's management team possesses tremendous track records for driving growth and innovation. Don Listwin as CEO will lead the combined company. Don is a 9-year veteran of Cisco where he was responsible for Cisco's new world business strategy and lead the service provider and consumer lines of business as well as corporate marketing.

      >> Alain Rossmann will be Exec. VP and Board Chairman and John MacFarlane of Silver will be Exec. VP, Products. [need more on both of these guys.]

      >> The companies have complimentary cultures and both have managed several successful integrations.

      >> With 1400+ skilled employees worldwide and the largest pool of engineers in the industry, the combined company will have a formidable workforce capable of tremendous innovation and rapid application deployment.


3) THE COMBINED COMPANY WILL PROVIDE TOP, WORLD CLASS CUSTOMER SUPPORT.

      >> Silver is known as the leader in providing fantastic customer support to its clients.

      >> Leveraging their position as the leader, the combined company will create an even larger, more proactive, customer facing organization.

      >> We understand what it takes to be the best and will pledge to listen to, partner with and work closely with our customers to ensure they receive unparalleled customer service from everyone at the new company.






                            QUESTIONS & ANSWERS

When will the deal close?

A. AFTER REQUIRED REGULATORY CLEARANCE AND SHAREHOLDER APPROVAL. EXPECTED TO BE BEFORE THE END OF THE YEAR.

What will the new organization look like, once approved?

A. THE COMBINED COMPANY WILL BE LEAD BY A FOCUSED EXECUTIVE TEAM COMPRISING MEMBERS OF BOTH ORGANIZATIONS AND LEAD BY DON LISTWIN, FORMERLY OF CISCO. DON, THE #2 MAN AT CISCO FOR 9 YEARS, WILL LEAD THE COMBINED COMPANY TO THE NEXT LEVEL AND DRIVE A FAST AND SUCCESSFUL INTEGRATION. DON LED NUMEROUS INTEGRATION EFFORTS AT CISCO, BUILT THE CISCO TELECOM BUSINESS AND IS A BOARD MEMBER OF SILVER.

                                Don Listwin
                                    CEO
                                     |
                                     |
            John MacFarlane   -------|------Alain Rossmann
           Exec VP, Products         |   Exec VP, Board Chairman
                                     |
            Alan Black        -------|------  Ben Linder
               CFO                   |       VP Marketing
                                     |
            Mike Mulica              |
            SVP, Sales,              |
        Consulting & Support  -------|



Will product-pricing change?

A.       THERE ARE NO PLANS TO CHANGE THE PRICE OF THE PRODUCTS.

Will my sales rep change?

A.       NO. BOTH COMPANIES REMAIN SEPARATE ENTITIES UNTIL THE DEAL IS
         APPROVED.

Will my customer service person or the level of service change?

A. WE INTEND FOR ALL PERSONNEL TO REMAIN IN THEIR CURRENT POSITIONS. THE LONG-TERM BENEFIT OF THE MERGED COMPANY WILL BE PRIMARILY FELT IN THE INCREASED LEVEL OF CUSTOMER SERVICE WE PROVIDE. BY HAVING MORE, KNOWLEDGEABLE, CUSTOMER FOCUSED PEOPLE IN THE ORGANIZATION, WE CAN ADDRESS CUSTOMER'S NEEDS QUICKLY.

Will the delivery of products be delayed?

A. NO. WITH OVER 600 DEVELOPMENT PERSONNEL WORKING TOGETHER, DELIVERY OF PRODUCTS WILL BE FASTER AND THE QUALITY EVEN HIGHER.

Will any current or planned for products be discontinued?

A. THERE ARE NO PLANS TO DISCONTINUE PRODUCTS. OUR INTENT IS TO STRENGTHEN OUR PRODUCT LINE, OFFERING INSTANT CRITICAL MASS AND A BROADER BREADTH OF INFRASTRUCTURE AND APPLICATION SOFTWARE. ADDITIONALLY, BY BRINGING THE INDUSTRY'S TOP TALENT UNDER ONE ROOF, WE WILL CONTINUE TO BRING THE MOST INNOVATIVE, HIGH-QUALITY PRODUCTS TO THE MARKET. CUSTOMERS CAN ALSO EXPECT US TO INCREASE OUR TIME TO MARKET WITH NEW PRODUCTS.

Will any commitments or contracts be renegotiated?

A.       THE COMBINED COMPANY WILL HONOR ALL EXISTING CONTRACTUAL
         COMMITMENTS.

Will there be a new market strategy for the combined company?

A. A KEY BENEFIT OF THIS MERGER IS THAT BOTH COMPANIES ARE LEADERS IN THEIR RESPECTIVE SPACE. OUR OVERALL STRATEGY IS TO PROVIDE OUR CUSTOMERS WITH A HIGHER ARPU (AVERAGE REVENUE PER USER). WE WILL BE ABLE TO DO THIS BECAUSE OUR PRODUCTS ARE HIGHLY COMPLIMENTARY.





Investors and security holders are advised to read the various filings of Phone.com, Inc. and Software.com, Inc. that have been filed and will be filed with the Securities and Exchange Commission, including, when it becomes available, the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Phone.com, Inc and Software.com, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Phone.com, Inc. and Software.com, Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Phone.com, Inc., by directing such request to:

                             Investor Relations
                              Phone.com, Inc.
                            800 Chesapeake Drive
                           Redwood City, CA 94063
                         telephone: 1-877-742-6873
                      e-mail: investor@corp.phone.com.


                                       * * *
This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.